1 July 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC

Additional Listing

An application has been made to The UK Listing Authority and The London Stock Exchange for a blocklisting of 200,000 Ordinary shares of 14 51/116p each under the Reed Elsevier Group plc 2013 SAYE Share Option Scheme. Upon issuance, the shares will trade on The London Stock Exchange, be admitted to The Official List and rank equally with the existing issued shares of the Company.